Exhibit 99.1

AÑO DEL FORTALECIMIENTO DE LA SOBERANÍA NACIONAL

ANEXO

POSICIÓN MENSUAL EN INSTRUMENTOS DERIVADOS

Emisor:	CEMENTOS PACASMAYO S.A.A.
Al cierre del:	31 de Mayo de 2022

DETALLE DE INSTRUMENTOS FINANCIEROS DERIVADOS

Instrumento Derivado (1)	Finalidad (2)	Monto Nocional (3)	Activo/ Pasivo o Variable (4)	Moneda (5)	Valor Razonable (b)
					Mes actual	Mes anterior
Cross Currency Swaps	Cobertura	USD 131.6 MM en total	Pasivo: Bono Corporativo en USD	Soles	70,005,811	86,051,701
Cross Currency Swaps	Negociación	USD 0.4 MM en total	Tipo de cambio	Soles	214,026	261,398

GANANCIA/PÉRDIDAS ACUMULADAS (a)

	Moneda (5)	Soles
Importe de ganancia(+)/pérdida(-) total acumulada en el año por instrumentos Financieros Derivados (6):	-4,589,000

Información adicional:

(a) El importe de ganancia/pérdida total acumulada al 31 de mayo de 2022 por Instrumentos Financieros Derivados se ha determinado de acuerdo a instrucciones de la Superintendencia del Mercado de Valores e incluye las siguientes transacciones registradas durante el año 2022 en otro resultado integral y estado de ganancias y pérdidas: variación del valor razonable de instrumentos financieros derivados, diferencia en cambio, impuesto a las ganancias y comisión devengada.

(b) Los importes consignados referentes al valor razonable del Cross Currency Swaps, son estimados de manera interna siguiendo las Normas Internacionales de Información Financiera y utilizando técnicas de valuación basados en datos de mercado y tienen carácter preliminar sujeto a cambios.

(c) Todos los contratos de Cross Currency Swap vencen en Febrero 2023.

Notas:

(1)	Forward, Futuro, Opción, Swap, entre otras.
(2)	De acuerdo a las Normas Internacionales de Información Financiera (NIIF) califican de Cobertura o Negociación.
(3)	Monto nocional o Valor nominal del contrato.
(4)	En caso de derivados de cobertura representa el Activo o Pasivo que se está coberturando y en caso de derivados de negociación es la variable de referencia.
(5)	Moneda de presentación de la información financiera intermedia individual.
(6)	Representa el total de ingresos y/o gastos de todos sus instrumentos financieros derivados, lo que incluye: (i) los ingresos y/o gastos por instrumentos derivados acumulado en el año que se registran en el Estado de Resultados; y, (ii) el total de variación acumulada al cierre del período de los instrumentos derivados que se registran en Otros Resultados Integrales.

A v . S a n t a C r u z 3 1 5 M i r a f l o r e s
C e n t r a l : 6 1 0 - 6 3 0 0
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